Exhibit 99.3

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto invests US$310 million for Pilbara coastal water project

9 September 2011

Rio Tinto will invest US$310 million to assure a sustainable water supply for its iron ore operations in the Pilbara region of Western Australia, ensuring a sufficient resource to accommodate the expansion of annual production capacity up to the planned 333 million tonnes (Mt/a).

The coastal water supply project, which involves construction of a new borefield and pipeline system, will be completed by mid-2013, coinciding with the first ore from the planned increase in production capacity to 283 Mt/a.

Rio Tinto will build, own and operate the new borefield, located in the lower Bungaroo Valley, 35 kilometres south east of the town of Pannawonica, with an annual capacity of 10 gigalitres (GL/a).

Under the proposal, which has been agreed in principle with the Government of Western Australia, Rio Tinto will surrender its existing priority entitlements to the Millstream water supply, the system Rio Tinto constructed and financed 40 years ago. In return, the Government has agreed to amendments to secondary processing obligations.

Rio Tinto chief executive, Iron Ore and Australia, Sam Walsh said “The decision is a major boost to our operational capability and an important investment to support our Pilbara expansion. We will ensure the future reliability of our water supply without any interruption to current operations.

“This decision will provide significant benefits for the communities of the Pilbara region and represents a huge vote of confidence in the coastal communities of Dampier, Karratha, Wickham, Roebourne and Port Samson – towns for which Rio Tinto has supplied critical infrastructure since the Pilbara was developed. By freeing up water supply for our growing communities this project will support the Government’s ‘Pilbara Cities’ initiative”.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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